This note is being sent on behalf of Dave Hunt

Some of you may have heard that on Friday, February 4, in the announcement of earnings for the quarter ended December 31, 2004, Hewitt Associates, Inc. also announced Board authorization for a share buyback of up to $300,000,000. Today, Hewitt announced that it will implement a share buyback by means of a modifed Dutch auction tender offer for shares from all three share classes, A, B, and C. (As a reminder, the public owns A shares, and former Hewitt owners received B shares in the IPO process. In addition, former Bacon and Woodrow partners have both B and C shares. Only A shares are freely transferable.)

To enable owners to participate more fully in the tender offer, if they wish to do so, the Executive Committee of FORE Holdings has agreed to a limited release of the transfer restrictions on a number of shares equal to 50% of each owner’s original shares, but not more than the number of “vested” shares each owner still owns, as described in the paragraph below. This release is only a limited release for the sole purpose of allowing owners to tender those shares to Hewitt Associates to the extent an owner wishes to do so. Any such shares not actually sold to Hewitt Associates by means of this tender offer will continue to have the same transfer restrictions as were in place prior to this offer. Hewitt has indicated its intent to purchase up to 8,000,000 shares. As we understand it, if the offer to purchase is oversubscribed, shares will be purchased on a pro-rata basis from the tendering shareholders. Thus, even though an individual owner may offer to sell all the shares as to which transfer restrictions have been temporarily lifted, it is possible that some of those shares will not be purchased by Hewitt, and thus will go back to having transfer restrictions.

We intend to continue the previously announced program of a 1% weekly release of transfer restrictions through the end of March. This program may be continued, expanded or contracted in the following quarter. Shares so released may continue to be sold in the open market as before. You may also tender those shares in the Hewitt offer if you wish to do so. We intend to account for shares actually sold in the tender as coming first from the special 50% release mentioned above, and secondarily from any shares you might additionally tender that are already free of transfer restrictions under the weekly release program or that will become free under the program prior to the expiration of the tender period.

To compute the number of “vested” shares subject to the limited release, we will take into account shares to be released weekly through March 7, which is expected to be the last Monday before the tender offer closes. For active owners, the number of “vested” shares included in the limited release program will be calculated as the sum of the following:

(i) your initial Capital shares;

(ii) your Real Estate shares;

(iii) your Sageo shares;

(iv) shares allocated to you from forfeitures; and

(v) 50% of your initial goodwill shares allocation.

This number will then be reduced by the sum of the following:

(i) the number of shares you sold in the secondary offering;

(ii) any shares sold in the two Rule 144 sales cycles;

(iii) any charitable gifts you have made; and

(iv) 16% of your original total shares (representing the amount of shares which have been or will be released from transfer restrictions under the weekly release program through March 7).

Of course, as stated above, shares released under the weekly release program (item (iv)) that you do not sell are eligible to be tendered. For those who have retired or terminated, all of your remaining shares after any sales or forfeitures are “vested”.

For former Bacon & Woodrow partners, the computation is generally the same except that Capital, Real Estate and Sageo shares would be replaced by “Class B” shares and goodwill shares would be replaced by “Class C” shares.

You should be aware that in the event that you sell all of your “vested” shares in the tender offer, there will be no further weekly releases to you after the offer closes, since those releases are also limited to vested shares.

A memo will be forthcoming as soon as possible from the HA Owners Questions Mailbox confirming your number of vested shares based on the above calculation.

This tender offer will not be used as a basis for extending the period of transfer restrictions on your shares beyond the expected ending date of June 27, 2005. As you may recall, that date may be extended for up to six months from the date of an offering occuring prior to June 27. While we can’t say for certain that there will be no such offering, and thus an extension, we do not presently expect that to happen.

We recognize you may have a number of questions regarding the tender offer. Sincethe offer is made by Hewitt Associates, we can only really answer questions pertaining to the availabilty of your shares, etc. You will need to refer to the materials that will be supplied by Hewitt Associates in making their offer to address many questions.

Dave

Neither FORE Holdings nor its executive committee, Hewitt Associates nor its board of directors, nor the dealer manager is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price at which stockholders may choose to tender their shares. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Hewitt Associates.

This note is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Hewitt’s stock. Hewitt’s offer will only be made pursuant to the Offer to Purchase and related materials that Hewitt will be sending out to its stockholders shortly. Stockholders should read these materials carefully. The materials contain important information, including various terms and conditions to the offer. Stockholders can obtain a copy of the Offer to Purchase and related materials for free at the Securities and Exchange Commission’s web site, www.sec.gov, or from Georgeson Shareholder Communications, Inc., Hewitt’s information agent for the offer, by calling 1-877-278-9664. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.